December 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Babette Cooper and Jennifer Monick

Re:	Two Harbors Investment Corp.

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 8-K filed July 31, 2023

Response dated November 3, 2023

File No. 001-34506

Dear Ms. Cooper and Ms. Monick:

We refer to the comment letter dated November 20, 2023, from the Staff of the Securities and Exchange Commission concerning the Form 10-K for the year ended December 31, 2022, filed on February 28, 2023 and the Form 8-K filed on July 31, 2023 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comments in the aforementioned comment letter, followed by the Company’s responses in plain text.

Form 8-K filed July 31, 2023

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information, page 11

1.	We note your response to our comment 3 and your proposed revisions. Please address the following:

•	We refer you to your tables 1-3 within your response. Please tell us what consideration you gave to each such table representing a non-GAAP income statement. Reference is made to Questions 102.10(b) and 102.10(c) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
•	We refer you to your table 4 within your response. It appears that you intend to continue to present income excluding market-driven value changes to common stockholders within your earnings release. Please tell us what consideration you gave to such measure being a tailored accounting principle. Reference is made to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The purpose of presenting the non-GAAP income excluding market-driven value changes (“IXM”) measure, including its various adjustments related to market-driven value changes and certain operating expenses, is to provide analysts and investors with a profit and loss attribution that allows them to enhance their understanding of the sources of returns from the Company’s investment portfolio, operating expenses and tax expenses. This profit and loss attribution is supplemental to the information required by GAAP. The presentation of an aggregate IXM figure is also useful to analysts and investors in that it illustrates the Company’s total portfolio return prior to market-driven impacts and certain operating expenses (including for example expenses related to the litigation with PRCM Advisors LLC and certain expenses related to the acquisition of RoundPoint Mortgage Servicing LLC), all of which the Company believes are viewed by analysts and investors as unrelated to the Company’s long-term performance. Due to GAAP requiring the fair value treatment of the Company’s portfolio of RMBS, MSR and derivatives, the Company’s GAAP financial results can be impacted significantly by actual market changes in interest rates, spreads and volatility, and as a result may not in all cases be indicative of long-term capital market assumptions for the Company’s investment portfolio. The disclosure of an aggregate IXM figure, which removes the impact of market changes and certain operating expenses, allows readers to assess total portfolio performance in light of the operating costs and risks associated with the Company’s actively managed portfolio approach to investing. As a mortgage REIT that considers the long-term earnings potential of the portfolio when it sets its quarterly dividend, the aggregate IXM figure also provides the Company’s board of directors and management, as well as analysts and investors, an additional data point as to such long-term earnings potential. For the foregoing reasons, the disclosure of IXM for both target assets and derivatives individually and in the aggregate, net of operating expenses and tax expenses, provides an important supplemental view of Company performance and is a focus of analysts and investors.

The Company has considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and respectfully submits that it does not believe that IXM has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. IXM is derived from GAAP comprehensive income by removing amounts that are recognized in the Company’s GAAP financial statements (i.e., a portion of portfolio returns and certain operating expenses) rather than adjusting the recognition and measurement of returns. As defined, IXM includes adjustments for market-driven value changes for RMBS, MSR, swaps and TBAs that represent the portion of the GAAP comprehensive income for these instruments that is attributable to unexpected price changes. The Company’s computations of unexpected price changes are determined by using the “realized forwards” methodology, a commonly understood and utilized performance attribution approach within the industry for evaluating fixed income and fixed income-like investments. The disclosure of unexpected price changes pursuant to the realized forwards methodology allows for the quantification of certain total return drivers, such as unexpected changes in interest rates and spreads, that may impact the fair value for each respective item. As defined, IXM also includes adjustments to remove certain portfolio and portfolio-related items calculated in accordance with GAAP, which management views as being driven by market impacts, and certain operating expenses unrelated to the continued long-term performance of the portfolio. Given this methodology, the Company’s presentation of IXM shows a bifurcation of GAAP comprehensive income that is split between and equal to the sum of (a) IXM and (b) market-driven value changes and certain operating expenses. Because the calculation of IXM represents a portion of GAAP comprehensive income and does not change the GAAP measurement principles, the Company does not view IXM as being a tailored accounting principle.

Further, the Company does not believe that its presentation of IXM is in violation of Rule 100(b) of Regulation G, which prohibits non-GAAP measures that “taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” As a non-GAAP measure, the Company has historically provided and expects to continue to provide a comprehensive explanation of the IXM measure along with a reconciliation to its most comparable GAAP measure, comprehensive income (loss). The Company’s disclosure of IXM has come to be understood and appreciated by analysts and investors as useful supplemental information in evaluating Company performance. As indicated in prior correspondence, IXM is also used by management to evaluate period-over-period comparisons of operating performance as well as measuring performance versus industry peers, which allows management to explain its rationale for portfolio asset allocation, financing and hedging decisions.

With respect to the proposed tabular presentation of IXM, tables 1-3 in our letter dated November 3, 2023 were prepared in a manner requested by analysts and investors to provide a comprehensive and clear presentation of the various components of IXM. The reconciliation tables are not intended to constitute non-GAAP income statements, are not labeled or presented as income statements and do not give undue prominence to non-GAAP financial measures. However, the Company respectfully acknowledges the Staff’s comment on the appearance of these tabular presentations and proposes to modify the disclosure of and reconciliations related to IXM provided in its quarterly earnings presentations as set forth below:

GAAP and Non-GAAP Results and Return Contributions

($ thousands, except for per common share data)	RMBS and other Agency securities (1)	MSR (2)	Derivatives and other (3)	Expenses, convertible notes and preferred stock (4)	Return to common stockholders (5)	Return to common stockholders per weighted average basic common share	Annualized return to common stockholders per weighted average basic common share
GAAP
Q3 - 2023	$ (368,529)	$ 170,552	$ 218,849	$ 77,717	$ (56,845)	$ (0.61)	(14.5)%
Q2 - 2023	(163,935)	128,160	122,140	54,887	31,478	$ 0.31	8.1%
Variance	$ (204,594)	$ 42,392	$ 96,709	$ 22,830	$ (88,323)
IXM (6)
Q3 - 2023	$ 22,630	$ 36,700	$ 24,877	$ 34,919	$ 49,288	$ 0.51	12.6%
Q2 - 2023	31,408	36,055	23,731	33,693	57,501	$ 0.60	14.8%
Variance	$ (8,778)	$ 645	$ 1,146	$ 1,226	$ (8,213)

1. See Appendix slide "GAAP to Non-GAAP Reconciliations – RMBS and Other Agency Securities" for a reconciliation of GAAP to non-GAAP financial information.

2. See Appendix slide "GAAP to Non-GAAP Reconciliations – MSR" for a reconciliation of GAAP to non-GAAP financial information.

3. See Appendix slide "GAAP to Non-GAAP Reconciliations – Derivatives and Other" for a reconciliation of GAAP to non-GAAP financial information.

4. See Appendix slide "GAAP to Non-GAAP Reconciliations – Expenses, Convertible Notes and Preferred Stock" for a reconciliation of GAAP to non-GAAP financial information.

5. See Appendix slide "GAAP to Non-GAAP Reconciliations – Return to Common Stockholders" for a reconciliation of GAAP to non-GAAP financial information.

6. Income Excluding Market-Driven Value Changes, or IXM, is a non-GAAP measure. See Appendix slides titled "GAAP to Non-GAAP Reconciliations" for a definition of IXM and reconciliations of GAAP to non-GAAP financial information.

GAAP to Non-GAAP Reconciliations (Appendix)

RMBS and other Agency securities
Reconciliation of GAAP to non-GAAP Information	Three Months Ended		Three Months Ended
($ thousands, except for per common share data)	30-Sep-23		30-Jun-23
GAAP measure:
Interest income: available-for-sale securities		$ 107,827		$ 104,195
Other income: (loss) gain on investment securities		(471)		2,172
Other income: gain (loss) on other derivative instruments	86,212		47,161
Portion of other income: gain (loss) on other derivative instruments unrelated to RMBS and other Agency securities	(88,256)		(49,840)
Portion of other income: gain (loss) on other derivative instruments related to RMBS and other Agency securities		(2,044)		(2,679)
Unrealized loss on available-for-sale securities recognized through other comprehensive loss		(350,922)		(156,306)
Subtotal GAAP RMBS and other Agency securities income (loss)		(245,610)		(52,618)
Interest expense: repurchase agreements	129,298		116,946
Less portion of interest expense: repurchase agreements unrelated to RMBS and other Agency securities	(6,379)		(5,629)
Portion of interest expense: repurchase agreements related to RMBS and other Agency securities		122,919		111,317
GAAP RMBS and other Agency securities income (loss), net of RMBS funding expense		$ (368,529)		$ (163,935)

Non-GAAP measure:
GAAP RMBS and other Agency securities income, net of RMBS funding expense		$ (368,529)		$ (163,935)
Portion of GAAP RMBS and other Agency securities income related to market-driven value changes (1)		391,159		195,343
Income Excluding Market-Driven Value Changes RMBS and other Agency securities income, net of RMBS funding expense		$ 22,630		$ 31,408

1. The market-driven value changes adjustment for RMBS and other Agency securities represents unexpected price changes for the referenced period. As defined, the calculation of IXM includes modeled price changes that are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates, shape of the term structure and volatility factored into the previous day ending fair value are unchanged. Unexpected price changes represent the differences between (a) actual spreads, forward interest rates, shape of the term structure and volatility, and (b) the spreads, forward interest rates, shape of the term structure and volatility that were factored into the previous day ending fair value. Unexpected price changes are measured daily and used to determine the portion of actual market price changes not attributable to modeled price changes. The reported market-driven value changes adjustment for RMBS and other Agency securities is the sum of all daily unexpected price changes for the referenced period.

MSR
Reconciliation of GAAP to non-GAAP Information	Three Months Ended		Three Months Ended
($ thousands, except for per common share data)	30-Sep-23		30-Jun-23
GAAP measure:
Other income: servicing income		$ 178,625		$ 175,223
Other income: gain (loss) on servicing asset		67,369		21,679
Expenses: servicing expenses		29,903		25,190
Subtotal GAAP MSR income		216,091		171,712
Interest expense: repurchase agreements	129,298		116,946
Portion of interest expense: repurchase agreements unrelated to MSR	(122,919)		(111,317)
Portion of interest expense: repurchase agreements related to MSR		6,379		5,629
Interest expense: revolving credit facilities		32,526		29,684
Interest expense: term notes payable		6,634		8,239
Subtotal GAAP MSR funding expense		45,539		43,552
GAAP MSR income, net of MSR funding expense		$ 170,552		$ 128,160

Non-GAAP measure:
GAAP MSR income, net of MSR funding expense		$ 170,552		$ 128,160
Portion of GAAP MSR income related to market-driven value changes (1)		(138,182)		(94,172)
Change in servicing reserves		994		(301)
Deboarding fees associated with RoundPoint acquisition		3,336		2,368
Income Excluding Market-Driven Value Changes MSR income, net of MSR funding expense		$ 36,700		$ 36,055

1. The market-driven value changes adjustment for MSR represents unexpected price changes for the referenced period. As defined, the calculation of IXM includes modeled price changes that are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates, shape of the term structure and volatility factored into the previous day ending fair value are unchanged. Unexpected price changes represent the differences between (a) actual spreads, forward interest rates, shape of the term structure and volatility, and (b) the spreads, forward interest rates, shape of the term structure and volatility that were factored into the previous day ending fair value. Unexpected price changes are measured daily and used to determine the portion of actual market price changes not attributable to modeled price changes. The reported market-driven value changes adjustment for MSR is the sum of all daily unexpected price changes for the referenced period.

Derivatives and other
Reconciliation of GAAP to non-GAAP Information	Three Months Ended		Three Months Ended
($ thousands, except for per common share data)	30-Sep-23		30-Jun-23
GAAP measure:
Other income: gain on interest rate swap and swaption agreements		$ 111,909		$ 56,533
Other income: gain (loss) on other derivative instruments	86,212		47,161
Portion of other income: gain (loss) on other derivative instruments unrelated to TBAs	(176,874)		(124,244)
Portion of other income: gain (loss) on other derivative instruments related to TBAs		(90,662)		(77,083)
Other income: gain (loss) on other derivative instruments	86,212		47,161
Portion of other income: gain (loss) on other derivative instruments unrelated to futures and options on futures	92,706		79,762
Portion of other income: gain (loss) on other derivative instruments related to futures and options on futures		178,918		126,923
Interest income: other	15,781		13,567
Other income: other income (loss)	2,903		2,200
Subtotal interest on cash, reverse repurchase agreements and other		18,684		15,767
GAAP derivatives and other		$ 218,849		$ 122,140

Non-GAAP measure:
GAAP derivatives and other		$ 218,849		$ 122,140
Portion of GAAP other income: gain on interest rate swap and swaption agreements related to market-driven value changes (1)		(110,764)		(57,085)
Portion of GAAP other income: gain on other derivative instruments related to TBAs related to market-driven value changes (1)		98,613		87,800
Realized and unrealized gains on futures and options on futures		(178,918)		(126,923)
Other income: other income (loss) from realized gain		(2,903)		(2,201)
Income Excluding Market-Driven Value Changes Derivatives and other		$ 24,877		$ 23,731

1. The market-driven value changes adjustment for each of swap and swaptions and TBA represents unexpected price changes for the referenced period. As defined, the calculation of IXM includes modeled price changes that are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates, shape of the term structure and volatility factored into the previous day ending fair value are unchanged. Unexpected price changes represent the differences between (a) actual spreads, forward interest rates, shape of the term structure and volatility, and (b) the spreads, forward interest rates, shape of the term structure and volatility that were factored into the previous day ending fair value. Unexpected price changes are measured daily and used to determine the portion of actual market price changes not attributable to modeled price changes. The reported market-driven value changes adjustment for each of swap and swaptions and TBA is the sum of all daily unexpected price changes for the referenced period.

Expenses, convertible notes and preferred stock
Reconciliation of GAAP to non-GAAP Information	Three Months Ended	Three Months Ended
($ thousands, except for per common share data)	30-Sep-23	30-Jun-23
GAAP measure:
Expenses: compensation and benefits	$ 8,617	$ 8,868
Expenses: other operating expenses	15,984	11,886
Provision for income taxes	36,365	19,780
Interest expense: convertible senior notes	4,636	4,692
Dividends on preferred stock	12,115	12,115
Gain on repurchase and retirement of preferred stock	—	(2,454)
GAAP expenses, convertible notes and preferred stock	$ 77,717	$ 54,887

Non-GAAP measure:
GAAP expenses	$ 77,717	$ 54,887
Certain operating expenses (1)	(10,396)	(7,134)
Portion of net provision for income taxes associated with market-driven value changes and certain operating expenses	(32,402)	(16,514)
Gain on repurchase and retirement of preferred stock	—	2,454
Income Excluding Market-Driven Value Changes Expenses, convertible notes and preferred stock	$ 34,919	$ 33,693

1. Certain operating expenses predominantly consists of expenses incurred in connection with the company’s ongoing litigation with PRCM Advisers LLC. It also includes certain transaction expenses incurred in connection with the company’s acquisition of RoundPoint Mortgage Servicing LLC.

Return to common stockholders
Reconciliation of GAAP to non-GAAP Information	Three Months Ended	Three Months Ended
($ thousands, except for per common share data)	30-Sep-23	30-Jun-23
GAAP measure:
Comprehensive (loss) income attributable to common stockholders	$ (56,845)	$ 31,478
GAAP return to common stockholders	$ (56,845)	$ 31,478

Non-GAAP measure:
GAAP Total Return to Common Stockholders	$ (56,845)	$ 31,478
Adjustments to exclude market-driven value changes and certain operating expenses:
RMBS and other Agency securities market-driven value changes(1)	391,159	195,343
MSR market-driven value changes(1)	(138,182)	(94,172)
Swap and swaption market-driven value changes(1)	(110,764)	(57,085)
TBA market-driven value changes(1)	98,613	87,800
Realized and unrealized gains on futures	(178,918)	(126,923)
Other realized gains	(2,903)	(2,201)
Change in servicing reserves	994	(301)
Deboarding fees associated with RoundPoint acquisition	3,336	2,368
Certain operating expenses(2)	10,396	7,134
Gain on repurchase and retirement of preferred stock	—	(2,454)
Net provision for income taxes associated with market-driven value changes and certain operating expenses	32,402	16,514
Income Excluding Market-Driven Value Changes to common stockholders	$ 49,288	$ 57,501
Weighted average basic common shares	96,176,287	96,387,877
Income Excluding Market-Driven Value Changes per weighted average basic common share	$ 0.51	$ 0.60

Note: Income Excluding Market-Driven Value Changes, or IXM, is a non-GAAP measure defined as total comprehensive income attributable to common stockholders, excluding market-driven value changes on the aggregate portfolio, provision for income taxes associated with market-driven value changes, certain operating expenses and gains on the repurchase and retirement of preferred stock and convertible senior notes. As defined, IXM includes the realization of portfolio cash flows which incorporates actual prepayments, changes in portfolio accrued interest, servicing income and servicing expenses, and certain modeled price changes. These modeled price changes are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates, shape of the term structure and volatility factored into the previous day ending fair value are unchanged. Assumptions for spreads, forward interest rates, shape of the term stricture, volatility and the previous day ending fair value include applicable market data, data from third-party brokers and pricing vendors and management’s assessment. This applies to RMBS, MSR and derivatives, as applicable, and is net of all certain operating expenses and provision for income taxes associated with IXM. The purpose of presenting IXM, and the various adjustments related to market-driven value changes and certain legal expenses and acquisition transaction costs, is to provide management, analysts and investors with a profit and loss attribution that allows them to better understand the sources of returns from the company’s investment portfolio, operating expenses and tax expenses. IXM provides supplemental information to assist investors in analyzing the company’s results of operations and helps facilitate comparisons to industry peers. IXM is one of several measures the company’s board of directors considers to determine the amount of dividends to declare on the company’s common stock and should not be considered an indication of taxable income or as a proxy for the amount of dividends the company may declare.

1. The market-driven value changes adjustment for each of RMBS and other Agency securities, MSR, swap and swaptions and TBA represents unexpected price changes for the referenced period. As defined, the calculation of IXM includes modeled price changes that are measured daily based on a “Realized Forwards” methodology, which includes the assumption that spreads, forward interest rates, shape of the term structure and volatility factored into the previous day ending fair value are unchanged. Unexpected price changes represent the differences between (a) actual spreads, forward interest rates, shape of the term structure and volatility, and (b) the spreads, forward interest rates, shape of the term structure and volatility that were factored into the previous day ending fair value. Unexpected price changes are measured daily and used to determine the portion of actual market price changes not attributable to modeled price changes. The reported market-driven value changes adjustment for each of RMBS and other Agency securities, MSR, swap and swaptions and TBA is the sum of all daily unexpected price changes for the referenced period.

2. Certain operating expenses predominantly consists of expenses incurred in connection with the company’s ongoing litigation with PRCM Advisers LLC. It also includes certain transaction expenses incurred in connection with the company’s acquisition of RoundPoint Mortgage Servicing LLC.

Given the disclosure of the aggregate IXM figure in its quarterly earnings press releases, the Company would expect to include the final GAAP to non-GAAP reconciliation table set forth immediately above as an exhibit to such press releases.

*   *   *   *   *

Should you have any further comments, please direct them to our Chief Financial Officer, Mary Riskey, at 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, via telephone at (612) 453-4082 or via email mary.riskey@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Mary Riskey
Name:	Mary Riskey
Title:	Chief Financial Officer